UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026 (Report No. 3)

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Securities Purchase Agreement Amendment

On June 11, 2026, Brenmiller Energy Ltd., or the Company, entered into Amendment No. 2 to Securities Purchase Agreement, or the SPA Amendment, with Alpha Capital Anstalt, or Alpha, which amends that certain Securities Purchase Agreement, dated July 25, 2025, by and between the Company and Alpha, or the SPA.

Pursuant to the SPA Amendment, Alpha agreed to purchase $1,500,000 of preferred shares and accompanying ordinary warrants under its additional investment rights pursuant to Section 2.7 of the SPA, or the Seventh Subsequent Funding. The preferred shares issued in the Seventh Subsequent Funding have an initial conversion price of $1.67 per ordinary share. The parties agreed that, subject to receipt of shareholder approval, the conversion price of the preferred shares issued in the Seventh Subsequent Funding will be amended to $2.00 per ordinary share. On June 11, 2026, the Company issued a press release announcing the Seventh Subsequent Funding. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

In addition, pursuant to the SPA Amendment, the Company agreed to issue to Alpha, subject to receipt of shareholder approval: (i) a pre-funded warrant to purchase 75,000 ordinary shares, (ii) short-term warrants to purchase 500,000 ordinary shares at an exercise price of $2.00 per share, expiring one week following receipt of shareholder approval, and (iii) warrants to purchase 500,000 ordinary shares at an exercise price of $2.00 per share, expiring five years following receipt of shareholder approval. Alpha agreed to exercise the short-term warrants within one week following receipt of shareholder approval, provided that the average closing sale price of the Company’s ordinary shares for the five trading days prior to the date shareholder approval is obtained is not less than $1.30 per share.

The Company also agreed that, as soon as practicable following the date of the SPA Amendment, but in any event no later than fourteen (14) days thereafter, it will file a proxy statement to convene a shareholder meeting and seek shareholder approval to: (i) increase the conversion price of the preferred shares issued in the Seventh Subsequent Funding to $2.00 per ordinary share, and amend the Company’s Articles of Association accordingly, (ii) reduce the exercise price of certain outstanding warrants held by Alpha to $2.00 per share, and (iii) allow the Company to reduce the floor price of the warrants issued and issuable under the SPA. Alpha has agreed to vote in favor of the shareholder approval proposals.

Warrant Amendment

In connection with the SPA Amendment, the Company and Alpha also entered into an Amendment to Warrants, or the Warrant Amendment, pursuant to which, effective upon receipt of shareholder approval, the exercise price of certain warrants will be reduced to $2.00 per ordinary share. The Warrant Amendment provides that, except for the reduction of the exercise price expressly contemplated thereby, all terms and provisions of the applicable warrants will remain unchanged and in full force and effect.

The SPA Amendment provides that the reduction of the exercise price of the applicable warrants to $2.00 per share will not constitute, and will not be deemed to constitute, a triggering issuance, dilutive issuance, subsequent closing, repricing event or similar event under the SPA or any other transaction document, and will not give rise to any adjustment, repricing, issuance of additional securities, payment, right or remedy other than the reduction of the exercise price expressly contemplated by the SPA Amendment and the Warrant Amendment.

Seventh Subsequent Funding

At the closing of the Seventh Subsequent Funding, which is expected to occur on or about June 12, 2026, the Company will issue (i) 1,500 preferred shares with a stated value of $1,000 per share, convertible into ordinary shares at an initial fixed conversion price of $1.67 per share, or the June AIR 2026 Preferred Shares, and (ii) ordinary warrants to purchase 898,203 ordinary shares at an exercise price of $14.56 per share, or the June AIR 2026 Ordinary Warrants, which will be exercisable upon issuance and will expire five years from the initial exercise date. As described above, subject to shareholder approval, the Company agreed to (i) increase the conversion price of the June AIR 2026 Preferred Shares from $1.67 to $2.00 per ordinary share, and (ii) reduce the exercise price of 314,613 of the June AIR 2026 Ordinary Warrants to $2.00 per share.

The net proceeds from the Seventh Subsequent Funding will be used for general corporate purposes, working capital and execution of the Company’s commercial TES projects across Europe, the U.S. and the Middle East.

The securities referred to herein were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed to file a registration statement with the Securities and Exchange Commission, or the SEC, to register the resale of the underlying securities issued or issuable pursuant to the Seventh Subsequent Funding and the SPA Amendment.

The descriptions of terms and conditions of the SPA Amendment and the Warrant Amendment set forth herein do not purport to be complete and are qualified in their entirety by the full text of the SPA Amendment and Warrant Amendment, which are attached hereto as Exhibits 10.1 and 10.2, respectively, and incorporated by reference to this Report of Foreign Private Issuer on Form 6-K, or this Report.

Incorporation by Reference

This Report, excluding the eighth and ninth paragraphs of the press release attached as Exhibit 99.1, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377, 333-273028, 333-283874, 333-289219, 333-290642, 333-292634, 333-293660, 333-294341,  333-295594 and 333-296507) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377 and 333-290040), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment to the Securities Purchase Agreement by and between Brenmiller Energy Ltd., and Alpha Capital Anstalt, dated June 11, 2026.
10.2	Amendment to Warrants to Purchase Ordinary Shares, dated June 11, 2026, by and between Brenmiller Energy Ltd. and Alpha Capital Anstalt.
99.1	Press Release dated June 11, 2026 titled “Brenmiller Announces Up to $2.5 Million Investment at a Premium to Market to Advance BNRG360 Growth Strategy”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: June 11, 2026	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

4